Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

July 29, 2010

Catalyst Q2 results impacted by asset write-down

Richmond, (BC) – Catalyst Paper (TSX:CTL) recorded a net loss of $368.4 million ($0.96 per common share) on sales of $299.4 million for the second quarter of 2010.  Results were significantly impacted by after-tax impairment and closure costs of $302.0 million on the permanent closure of the Elk Falls and Paper Recycling Divisions.  The net loss before specific items was $43.9 million ($0.11 per common share) compared to $37.6 million ($0.10 per common share) in the previous quarter. Specific items included a $21.3 million after-tax foreign exchange loss on the translation of long-term debt.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and impairment charges, in the second quarter were negative $0.4 million compared to negative $16.2 million in the first quarter. The improvement reflected modest recovery in paper prices, higher sales volumes and higher pulp prices. This was offset by labour and other input costs and the higher Canadian dollar.  EBITDA before specific items was positive $10.5 million in the second quarter compared to negative $2.1 million in the first quarter.

“Product pricing and demand recovered slightly from recent troughs which nudged sales up and our EBITDA margin showed a resulting improvement,” said Kevin J. Clarke, who was appointed president and CEO effective June 21.  “However, modest market recovery will not be enough to stem our losses and we took the tough step to permanently close two high-cost operations in a continued effort to future-focus our business and strengthen cash and balance sheet fundamentals.”

Market Conditions

Paper markets improved overall as North American demand stabilized, exports stayed strong and inventories remained low.  Demand for both coated and uncoated mechanical grades continued its year-over-year recovery, while demand for directory paper declined.  Newsprint demand was flat, although Canadian demand was up year-over-year.  Benchmark prices were stable for directory, and modestly improved from Q1 for all other paper grades.

The pulp market was strong, driven by North American and European demand, increased northern bleached softwood kraft pulp shipments, and inventories that remained relatively low due, in part, to Q1 supply interruptions.  This resulted in further NBSK benchmark price increases during the quarter.

In keeping with market conditions, newsprint curtailment was at 52 per cent of newsprint capacity, inclusive of Elk Falls.  The No. 1 paper machine at Crofton remained indefinitely idled. Production on other machines was switched from newsprint to uncoated mechanical grades.  The stronger pulp market supported the restart of the second line of pulp production at Crofton in late April.

Specialty papers price increases were announced for Q2 in lightweight coated and several uncoated products (soft calendered, super-brights and high-brights). The increases for uncoated super-brights and high-brights were largely in place by quarter-end, while lightweight coated and uncoated soft calendered price increases were partially implemented. These increases will continue to be implemented in the third quarter.

Key Developments

The Elk Falls mill will be permanently closed in September due to weak markets for commodity paper grades and an uncompetitive cost structure.  Combined with the closure of the Paper Recycling Division, this is expected to result in fixed cost savings beginning in Q3, with annual savings of approximately $13.0 million in 2011.  Asset impairment and other closure costs accounted for $292.3 million of the $302.0 million with severance accounting for $9.7 million of the total.

During the quarter, Catalyst closed the private placement of US$110 million of Class B, 11 per cent senior secured notes due December 15, 2016 at an offering price of 86 per cent of the principal amount.  Net proceeds were $93.4 million after financing costs of approximately $5.0 million.  At quarter-end, US$35.5 million of 8.625 per cent senior notes due June 2011 were reclassified from long-term debt to current liabilities.

Catalyst continues to pursue fair and sustainable tax treatment for major industry in BC.  During the quarter, an appeal relating to its 2009 assessment by the District of North Cowichan was dismissed by the BC Court of Appeal and the company is seeking leave to appeal this matter to the Supreme Court of Canada. The company also filed a new petition to the BC Supreme Court relating to the North Cowichan 2010 Class 4 tax levy and paid $1.5 million of the $5.5 million municipal tax bill.  Property taxes were paid in full to the other three BC municipalities, however Catalyst is challenging the regional district portion of the 2010 assessment by the City of Campbell River.

Selected Second Quarter Highlights

(In millions of Canadian dollars, except where otherwise stated)
	2010			2009 1
	YTD	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$572.7	$299.4	$273.3	$1,223.5	$295.0	$266.9	$300.7	$360.9
Operating earnings (loss)	(372.8)	(323.9)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)	31.8
EBITDA 2	(16.6)	(0.4)	(16.2)	123.2	14.1	25.9	14.3	68.9
– before specific items 2	8.4	10.5	(2.1)	141.1	15.5	25.9	26.6	73.1
Net earnings (loss) attributable to the Company	(412.5)	(368.4)	(44.1)	(4.4)	(35.8)	13.2	(1.9)	20.1
– before specific items 2	(81.5)	(43.9)	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)	8.4
EBITDA margin 2	(2.9%)	(0.1%)	(5.9%)	10.1%	4.8%	9.7%	4.8%	19.1%
– before specific items 2	1.5%	3.5%	(0.8%)	11.5%	5.3%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(1.08)	$(0.96)	$(0.12)	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06
– before specific items 2	(0.21)	(0.11)	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)	0.02

1
Refer to the company’s Q2 2010 Management Discussion & Analysis Section 10, “Changes in Accounting Policies” for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to the company’s Q2 2010 Management Discussion & Analysis Section 8, “Non-GAAP Measures.”

Outlook

Modest improvements in paper markets are expected to continue through the second half of 2010 with a seasonally strong third quarter. Nonetheless, Crofton is expected to continue to take significant newsprint curtailment. Pulp prices are expected to soften in the third quarter.  With the Canadian dollar remaining strong, and fibre and other input costs rising, cash flows and net earnings will remain under pressure.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. Effective in September 2010, the Elk Falls mill will be permanently shut bringing annual capacity to 2.0 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Kevin Clarke, president and CEO and Brian Baarda, vice-president, finance and CFO will hold a conference call on Friday, July 30, 2010 at 11 a.m. ET, 8 a.m. PT to present the company’s second quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 86765369#.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and Uncertainties” in Catalyst’s management’s discussion and analysis contained in Catalyst’s second quarter 2010 interim report available at www.sedar.com.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713